Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

March 16, 2018

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”)
Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment and the series of the Trust listed in the attached Appendix A (each, a “Fund” and collectively, the “Funds”).  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.
Rule 35d-1(a)(2) under the Investment Company Act of 1940 requires that each Fund adopt a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in investments in the particular industry suggested by the Fund's name. The Trust may use any reasonable definition to define an industry, and the Fund’s strategy should describe the criteria for whether a company is in such industry, such as generating at least 50% of the company’s revenue or profits from such industry. Please disclose the definition of the industry used for each Fund and the applicable 80% policy.

Response:
Each Fund has adopted a policy to invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in investments in the particular industry suggested by the Fund's name. The Trust notes that each Fund refers to its applicable segment of the real estate investment universe as a “sector”, rather than an “industry”, to reflect the terminology generally used by real estate investors. The Funds’ policies are attached at Appendix B.

Comment 2.	In the Funds’ Statement of Additional Information (“SAI”), please revise each Fund’s industry concentration policy to be specific to each Fund’s Index.

Response:
The Trust notes that, as disclosed in the SAI, each Fund has adopted a fundamental policy to not concentrate its investments in any industry or group of related industries, except to approximately the same extent that its Index concentrates in the securities of such particular industry or group of related industries. The Trust believes that the foregoing policy, which is a well-established industry norm for index funds[1], is appropriate for the Funds, whose investment objective is to track the applicable Index. The Trust notes that the Adviser does not control each Index, and a more tailored concentration policy could force the Adviser to choose between violating a Fund’s fundamental concentration policy and violating such Fund’s investment objective if the index provider modified the Index in a way that was inconsistent with the concentration policy adopted by the Fund. The Trust believes that requiring the Funds to have a significantly narrower concentration policy than other similar funds would harm Fund shareholders because the Fund would be at a disadvantage relative to other funds when responding to certain developments affecting an Index or necessitating a change in the index used by a Fund. The Trust further notes that the current concentration of each Index is communicated to investors through the description of each Index in the Prospectus, the holdings of each Fund disclosed daily on the Funds’ website, and each Fund’s name. Consequently, the Trust respectfully declines to amend the Funds’ concentration policy.

1 See, e.g., Post-Effective Amendment No. 1,788 to the Registration Statement of iShares Trust on Form N-1A (File Nos. 333-92935 and 811-09729), Statement of Additional Information for the iShares Residential Real Estate Capped ETF et al. at 54 (filed July 27, 2017) (disclosing a concentration policy to “not… [c]oncentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that each Fund will concentrate to approximately the same extent that its Underlying Index concentrates in the stocks of such particular industry or group of industries.”); Post-Effective Amendment No. 33 to the Registration Statement of Funds of Fidelity Covington Trust on Form N-1A (File Nos. 033-60973 and 811-07319), Statement of Additional Information for the Fidelity MSCI Real Estate Index ETF et al. (filed Nov. 28, 2017) (disclosing a concentration policy that “[t]he fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's underlying index concentrates in the securities of issuers in a particular industry or group of industries.”).

Comment 3.	Please provide a completed fee table for each Fund for the Staff’s review prior to effectiveness.

Response:	Each Fund’s completed fee table is identical and will appear as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.60%

* Estimated for the current fiscal year.

Comment 4.	Please explain supplementally why an index would have high turnover.

Response:
The “turnover” of an index is a function of the index’s methodology, including the frequency with which the index is reconstituted and the rate at which companies are added or deleted from the index during such reconstitutions. Indexes that are reconstituted more frequently than annually and that reflect securities in volatile or rapidly growing economic sectors are prone to higher turnover rates than indexes that are reconstituted only annually and that reflect a static segment of the economy. Because each Index is reconstituted quarterly and each Index reflects a segment of the economy prone to new entrants, the Trust expects that each Index, and consequently each Fund, may have a higher turnover rate than other funds. The Trust further notes that the impact of such turnover on a Fund may be mitigated to the extent the Fund turns over its portfolio through in-kind creation and redemption activity.

Comment 5.
The Funds’ risk disclosure states that the companies in which each Fund invests may (i) be highly leveraged and (ii) may have significant business operations outside of the United States. Please add the use of leverage and investments in companies that may have significant business operations outside of the United States to the strategy disclosure.

Response:
The following disclosure has been added to the description of each Index in each summary section: “The real estate companies included in the Index may utilize leverage, and some may be highly leveraged. Additionally, such companies may include significant business operations outside of the United States.”

Comment 6.	Please separate the risk disclosures for real estate generally and for the Fund’s sector specifically and expand on the risks specific to each sector.

Response:
The requested changes have been made. The revised risk disclosures for Item 9 are contained in the attached Appendix C. A summary of such disclosures has been added in response to Item 4 for each Fund as applicable.

Comment 7.	Under “Management – Portfolio Managers”, please disclose whether the portfolio managers are jointly and primarily responsible for managing the Funds.

Response:
The first sentence under the above-referenced section has been revised to read as follows: “The Funds’ portfolio management team consists of Bruce Kavanaugh and Michael Mack, who are jointly and primarily responsible for the day-to-day management of each Fund.”

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust

Appendix A

Pacer Benchmark Hotel & Lodging Real Estate SCTR℠ ETF
Pacer Benchmark Apartments & Residential Real Estate SCTR℠ ETF
Pacer Benchmark Office Real Estate SCTR℠ ETF
Pacer Benchmark Retail Real Estate SCTR℠ ETF
Pacer Benchmark Healthcare Real Estate SCTR℠ ETF
Pacer Benchmark Industrial Real Estate SCTR℠ ETF
Pacer Benchmark Net Lease Real Estate SCTR℠ ETF
Pacer Benchmark Data & Infrastructure Real Estate SCTR℠ ETF

Appendix B

Each Fund will, under normal circumstances, invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in…

Pacer Benchmark Hotel & Lodging Real Estate SCTR ETF
…companies in the hotel and lodging real estate sector. The Fund defines the hotel and lodging real estate sector as consisting of companies that derive at least 50% of their revenues or profits from owning or managing hotels, motels, resorts, or other lodging properties that rent space to guests.

Pacer Benchmark Apartments & Residential Real Estate SCTR ETF
…companies in the apartments and residential real estate sector. The Fund defines the apartments and residential real estate sector as consisting of companies that derive at least 50% of their revenues or profits from owning or managing apartment buildings, student housing, manufactured homes, and single-family homes.

Pacer Benchmark Office Real Estate SCTR ETF
…companies in the office real estate sector. The Fund defines the office real estate sector as consisting of companies that derive at least 50% of their revenues or profits from owning or managing office real estate.

Pacer Benchmark Retail Real Estate SCTR ETF
…companies in the retail real estate sector. The Fund defines the retail real estate sector as consisting of companies that derive at least 50% of their revenues or profits from owning or managing retail real estate used to market consumer products or services (e.g., shopping malls).

Pacer Benchmark Healthcare Real Estate SCTR ETF
…companies in the healthcare real estate sector. The Fund defines the healthcare real estate sector as consisting of companies that derive at least 50% of their revenues or profits from owning or managing healthcare real estate (e.g., senior living facilities, hospitals, medical office buildings, skilled nursing facilities).

Pacer Benchmark Industrial Real Estate SCTR ETF
…companies in the industrial real estate sector. The Fund defines the industrial real estate sector as consisting of companies that derive at least 50% of their revenues or profits from owning or managing land or buildings used for industrial purposes (e.g., warehouses, distribution facilities, storage or self-storage facilities).

Pacer Benchmark Net Lease Real Estate SCTR ETF
…companies in the net lease real estate sector. The Fund defines the net lease real estate sector as consisting of companies that derive at least 50% of their revenues or profits from owning or managing commercial real estate that is subject to an agreement requiring the tenant to pay a portion or all of the taxes, fees, and maintenance costs for the applicable property in addition to rent.

Pacer Benchmark Data & Infrastructure Real Estate SCTR ETF
…companies in the data and infrastructure real estate sector. The Fund defines the data and infrastructure real estate sector as consisting of companies that derive at least 50% of their revenues or profits from owning or managing real estate used to store, compute, or transmit large amounts of data (e.g., data centers, communications towers).

Appendix C

Real Estate Companies Risk
The Fund invests in real estate companies, including REITs and real estate holdings companies, which will expose investors to the risks of owning real estate directly, as well as to the risks that relate specifically to the way in which such companies are organized and operated. Real estate is highly sensitive to general and local economic conditions and developments and is characterized by intense competition and periodic overbuilding. Many real estate companies, including REITs, utilize leverage (and some may be highly leveraged), which increases investment risk and the risk normally associated with debt financing, and could potentially increase the Fund’s volatility and losses. The U.S. real estate market may, in the future, experience and has, in the past, experienced a decline in value, with certain regions experiencing significant losses in property values. Exposure to such real estate may adversely affect Fund performance. In addition, many investors may already have exposure to residential real estate through ownership of a home. So called “Acts of God,” such as hurricanes, earthquakes, tsunamis, and other natural disasters, as well as the effects of climate change, terrorist activity, political unrest, or civil strife may result in physical damage to properties or a decrease in demand, which can affect profits.

In addition to the foregoing risks common to most real estate companies, companies in certain real estate sectors may have additional unique risks.

Risks of Investing in the Apartments & Residential Real Estate Sector. Companies in the Apartments & Residential Real Estate sector may be affected by unique supply and demand factors that do not apply to other real estate sectors. Residential real estate development is particularly subject to changes in financing costs, occupancy rates, the ability to obtain zoning or other permits or government approvals, labor costs, and scheduling delays. Residential real estate companies may be more dependent on short-term leases (e.g., one year or less), which may expose such companies to the effects of declining market rents more than other types of real estate companies. Additionally, such companies may face significant costs associated with compliance (or failure to comply with) the accessibility provisions of the Americans with Disabilities Acts, the Fair Housing Act or other federal, state or local requirements.

Risks of Investing in the Data & Infrastructure Real Estate Sector. Companies in the Data & Infrastructure Real Estate sector may be affected by unique supply and demand factors that do not apply to other real estate sectors, such as changes in demand for communications infrastructure, consolidation of tower sites, and new technologies that may affect demand for communications towers. Data and infrastructure real estate companies are particularly affected by changes in demand for wireless infrastructure and wireless connectivity. Such demand is affected by numerous factors, including consumer demand for wireless connectivity; availability or capacity of wireless infrastructure or associated land interests; location of wireless infrastructure; financial condition of customers, including their profitability and availability or cost of capital; availability and cost of spectrum for commercial use; increased use of network sharing, roaming, joint development, or resale agreements by customers; mergers or consolidations by and among customers; governmental regulations, including local or state restrictions on the proliferation of wireless infrastructure; cost of constructing wireless infrastructure; and technological changes, including those affecting the number or type of wireless infrastructure needed to provide wireless connectivity to a given geographic area or resulting in the obsolescence or decommissioning of certain existing wireless networks.

Risks of Investing in the Healthcare Real Estate Sector. Companies in the Healthcare Real Estate sector may be affected by unique supply and demand factors that do not apply to other real estate sectors. Such companies may be subject to risks related to severe cold and flu seasons, epidemics, or any other widespread illnesses that could affect the occupancy of healthcare properties, including seniors housing. Additionally, healthcare companies may be significantly dependent on one or a small number of long-term management agreements for seniors housing communities, which may subject such companies to the risks affecting such management companies. Legislation to address federal government operations and administration decisions affecting the Centers for Medicare and Medicaid Services could significantly affect healthcare real estate companies and their tenants, operators, and borrowers by reducing their liquidity, impairing their financial condition, or negatively affecting the results of their operations. Healthcare properties may also face high levels of regulation and the need to obtain governmental approvals or permits.

Risks of Investing in the Hotel & Lodging Real Estate Sector. Companies in the Hotel & Lodging Real Estate sector may be affected by unique supply and demand factors that do not apply to other real estate sectors. Weak economic conditions in some parts of the world, the strength or continuation of recovery in countries that have experienced improved economic conditions, changes in oil prices and currency values, potential disruptions in the U.S. economy that might result from the new U.S. administration’s policies in such areas as trade, immigration, healthcare, and related issues, political instability in some areas, and the uncertainty over how long any of these conditions will continue, could continue to have a negative impact on the lodging industry. U.S. government travel is also a significant part of the lodging industry, and this aspect of the industry may continue to suffer due to U.S. federal spending cuts or government hiring freezes and any further limitations that may result from presidential or congressional action or inaction. As a result of such current economic conditions and uncertainty, the lodging industry may continue to experience weakened demand for occupancy in some markets.

Man-made disasters in recent years as well as the potential spread of contagious diseases such as MERS (Middle East Respiratory Syndrome), Zika virus, and Ebola in locations lodging companies own, manage, or franchise significant properties and areas of the world from which they draw a large number of customers, could cause a decline in business or leisure travel and reduce demand for lodging. Actual or threatened war, terrorist activity, political unrest, or civil strife, such as recent events in Fort Lauderdale, Orlando, Charlotte, Berlin, Brussels, Paris, Turkey, Ukraine and Russia, the Middle East, and other geopolitical uncertainty could have a similar effect. Any one or more of these events may reduce the overall demand for hotel rooms and corporate apartments or limit the prices that can be obtained for them, both of which could adversely affect company profits.

Risks of Investing in the Industrial Real Estate Sector. Companies in the Industrial Real Estate sector may be affected by unique supply and demand factors that do not apply to other real estate sectors. For example, industrial real estate may be more susceptible to changes in interest rates, macroeconomic trends, government regulation, and tax regulation than other real estate sectors. Industrial real estate may also be concentrated in logistics-related industries, which could expose industrial real estate companies to the risks of a downturn affecting logistics companies.

Risks of Investing in the Net Lease Real Estate Sector. Companies in the Net Lease Real Estate sector may be affected by unique supply and demand factors that do not apply to other real estate sectors. Net lease real estate typically involves office, retail, or industrial real estate and consequently may be affected by the risks associated with such real estate sectors.

Risks of Investing in the Office Real Estate Sector. Companies in the Office Real Estate sector may be affected by unique supply and demand factors that do not apply to other real estate sectors. For example, office real estate may be more susceptible to changes in macroeconomic factors, business capital expenditures, tax regulations, and employment trends than other real estate sectors. Office real estate companies are particularly subject to changes in financing costs, economic conditions, vacancies, changes in market rental rates, the costs of repairing or renovating space, insurance and utility expenses, and the risks of a tenant defaulting. Office real estate companies may have properties concentrated in key geographic markets, and changes to the economic condition of one or more such markets may significantly affect such companies’ profitability. Office real estate companies may also be particularly dependent on one or a small number of large tenants, which may have significant negotiating power and may also pose greater default risks. Significant job losses in the financial and professional services industries could decrease demand for office space, causing market rental rates and property values to be negatively impacted.

Man-made disasters in recent years as well as the potential spread of contagious diseases such as MERS (Middle East Respiratory Syndrome), Zika virus, and Ebola in locations where office real estate companies own significant properties could cause a decline in rental rates and reduce demand for occupancy. Actual or threatened war, terrorist activity, political unrest, or civil strife, such as recent events in Fort Lauderdale, Orlando, Charlotte, Berlin, Brussels, Paris, Turkey, Ukraine and Russia, the Middle East, and other geopolitical uncertainty could have a similar effect. Any one or more of these events may reduce the overall demand for office space or limit rental prices, both of which could adversely affect company profits.

Risks of Investing in the Retail Real Estate Sector. Companies in the Retail Real Estate sector may be affected by unique supply and demand factors that do not apply to other real estate sectors. Retail companies are particularly subject to changes in international, national, regional, and local economic conditions; tenant bankruptcies; the increasing use of the Internet by retailers and consumers; local real estate conditions; levels of consumer spending, changes in consumer confidence, and fluctuations in seasonal spending; increased operating costs; and perceptions by consumers of the safety, convenience, and attractiveness of retail properties.

Retail properties may be dependent on anchor stores (e.g., department stores) or other major tenants (e.g., “big box” stores) to attract shoppers and could be adversely affected by the loss of one or more of such anchor stores or major tenants. Certain department stores and other national retailers have experienced, and may continue to experience for the foreseeable future given current macroeconomic uncertainty and less-than‑desirable levels of consumer confidence, considerable decreases in customer traffic in their retail stores, increased competition from alternative retail options such as those accessible via the Internet and other forms of pressure on their business models. As pressure on these department stores and national retailers increases, their ability to maintain their stores, meet their lease and lending obligations, withstand takeover attempts by investors or rivals, or avoid bankruptcy and/or liquidation may be impaired and result in closures of their stores or their seeking of less favorable lease terms.